United States Securities and Exchange Commission
Washington, D.C. 20549

Statement of Changes in Beneficial Ownership

FORM 4

☒ *Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).*
(Print or Type Responses)

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*

Larkin Kathleen A.
(Last) (First) (Middle)
One Merrill Circle
(Street)
St. Paul MN 55108
(City) (State) (Zip)

2. Issuer Name AND Ticker or Trading Symbol
Merrill Corporation (MRLL)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
11/1999

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

☐ Director
☐ 10% Owner
☒ Officer (give title below)
☐ Other (specify below)

Vice President Human Resources

7. Individual or Joint/Group Filing (Check Applicable Line)

☒ Form filed by One Reporting Person
☐ Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price			
Common Stock	11-23-99	D		19,360	D	$22.00	0	D	

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).

Form 4 (Continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., Puts, Calls, Warrants, Options, Convertible Securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)	
			Code	V	(A)	(D)	Date Exercisable	Expiration Date
Employee Stock Option (Right to Buy)	$ 8.125	11-23-99	D			5,500		4-10-2002
Employee Stock Option (Right to Buy)	$ 8.125	11-23-99	D			11,000		4-10-2002
Employee Stock Option (Right to Buy)	$ 8.125	11-23-99	D			11,000		3-25-2003
Employee Stock Option (Right to Buy)	$12.625	11-23-99	D			11,040		5-20-2002
Employee Stock Option (Right to Buy)	$21.375	11-23-99	D			10,000		5-28-2003

7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
Title	Amount or Number of Shares				
Common Stock	5,500	$13.875	0	D	
Common Stock	11,000	$13.875	0	D	
Common Stock	11,000	$13.875	0	D	
Common Stock	11,040	$ 9.375	0	D	
Common Stock	10,000	$ 0.625	0	D	

Explanation of Responses:

/s/ Kathleen A. Larkin — 12-10-99

**Signature of Reporting Person — Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, SEE Instruction 6 for procedure.

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